Exhibit 4.1

                            MED GEN INC.
                    7284 W. Palmetto Park Road
                            Suite #106
                      Boca Raton, FL 33433

Andrew Reckless
Paul T. Mannion, Jr.
Hyperion Partners Corp.
1215 High Tower Trail
Atlanta, Georgia 30350


Re: Consulting Engagement


Dear Messrs  Reckless  and Mannion:

We are pleased to confirm the arrangements under which Hyperion Partners Corp. (The "Consultant") is engaged by Med Gen Inc. (The "Company") to identify acquisition targets that own manufacturing facilities for chemical blending and packaging and to advise the Company in structuring such mergers and acquisition to which the Company is a party (the "Transaction").

The Consultant and the Company agree as follows with respect to the
Transaction:

1. Servicing. During the Term (as hereinafter defined), the Consultant shall render such services to the Company so as continue to assist the Company in identifying such acquisition targets for the Company and to continue to advise the Company in structuring mergers or other acquisitions. Nothing contained herein constitutes a commitment on the part of the Consultant to find an acquisition target for the Company or, if such a target is found, that any Transaction will be completed. The Consultant shall not have the power of authority to bind the Company to any transaction without the Company's prior written consent.

2. Term of Engagement. Either party hereto may terminate this Agreement at any time after the date hereof, with or without cause, upon fifteen (15) days written notice to the other party (the "Term").

3. Engagement Fee. Upon the execution of this Agreement, the Company shall issue to the Consultant as a fee (the "Engagement Fee") options to acquire 250,000 shares of the Company's common stock for a term of 18 months, at an exercise price of $.38 per share for 125,000 shares and $.54 per share for 125,000 shares (the "Shares') upon exercise of the options, the Shares shall be issued as follows: 38% to Andrew Reckless, 38% to Paul T. Mannion, Jr., and 24% to Vincent S. Sbarra.

4. Registration Rights. The Company hereby covenants and agrees to file a Form S-8 with the Securities and Exchange Commission with respect to the Shares, including an offer prospectus, to the extent required.

5. Further Assurances. In connection with the issuance of the options to purchase Shares of Common Stock of the Company to the Consultant pursuant to this Agreement as a Transaction Fee, the Consultant covenants and agrees that he shall execute and deliver, or cause to be executed and delivered, any and all such further agreements, instruments, certificates and other documents, including a Subscription Agreement and shall take or cause to be taken any and all such further action as the Company may reasonably deem necessary or desirable in order to carry out the intent and purpose of this Agreement.

6. Indemnification. Each party agrees to indemnify and hold the other harmless form any loss, damage, liability or expense, including reasonable attorney's fees and other legal expenses to which the other party may become subject arising out of or relating to any act or omission by the indemnifying party (or any person connected or associated with the indemnifying party), which is or is alleged to be a violation of any applicable statutes, laws or regulations or arising from the negligence of willful misconduct of the indemnifying party.


          Exhibit 4.1 - Pg. 1


7. Cooperation Confidentiality. During the term of this Agreement, the Company shall furnish the Consultant with all information, data, or documents concerning the Company that the Consultant shall reasonably deem appropriate in connection with his activities hereunder, other than material non-public information.

8. Notice. All notices, requests, demands and other communications under this Agreement shall be in writing, and shall be deemed to have been duly given (a) on the date of service, if served personally on the party to whom notice is to be given, (b) on the day after the date sent by a recognized overnight courier service with all charges prepaid or billed to the account for the sender, (c) five (5) days after being deposited in the mail if sent by first-class air mail, registered or certified, postage prepaid, or (d) on the day after the date set forth on the transmission receipt when sent by facsimile transmission to the party being notified at its address or facsimile number set forth below or such other address or facsimile numbers as any party hereto shall subsequently notify all other parties hereto in writing.

                   (a)  If to the Consultant:

                        Andrew Reckless
                        Paul T. Mannion, Jr.
                        Vincent Sbarra
                        [Illegible] Equity Fund, L.P.
                        1215 High Tower Trail
                        Atlanta, Georgia 30350


                   (b)  If to the Company:

                        Med Gen Inc.
                        7284 W. Palmetto Park Road
                        Suite #106
                        Boca Raton, FL   33433


9. Non-Assignability; Binding Effect. Neither this Agreement, nor any of the rights or obligations of the parties shall be assignable by either party hereto without the prior written consent of the other party. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assignees.

10. Choice of Law. This Agreement shall be governed and enforced in accordance with the laws of the State of Florida, without regard to its conflict of law principles.

Med Gen Inc.                   Hyperion Partners Corp.:


By:_/s/Paul S. Mitchell___     By:_/s/Paul T. Mannion_____
   Paul S. Mitchell, Pres.        Paul T. Mannion, Jr.
                                  Authorized Signatory


Paul T. Mannion, Jr.    47,500 of each tranche (38%)

Andrew S. Reckless      47,500 of each tranche (38%)

Vincent Sbarra          30,000 of each tranche (24%)


          Exhibit 4.1 - Pg. 2